Filed pursuant to Rule 433

May 30, 2018

Relating to

Preliminary Prospectus Supplement dated May 30, 2018 to

Prospectus dated November 18, 2016

Registration Statement No. 333-214708

MetLife, Inc.

28,000,000 Depositary Shares,

each representing a 1/1000th interest in a share of

5.625% Non-Cumulative Preferred Stock, Series E

Final Term Sheet

May 30, 2018

Issuer:	MetLife, Inc. (“Issuer”)

Securities:	Depositary shares (“Depositary Shares”), each representing a 1/1000th interest in a share of the Issuer’s 5.625% Non-Cumulative Preferred Stock, Series E (“Series E Preferred Shares”)

Anticipated Ratings/Outlook*:	Baa2 / BBB / BBB (Stable / Stable / Stable) (Moody’s / S&P / Fitch)

Number of Depositary Shares:	28,000,000

Over-allotment Option:	4,200,000

Liquidation Preference:	$25,000 per Series E Preferred Share (equivalent to $25 per Depositary Share)

Aggregate Liquidation Preference:	$700,000,000

Price to the Public:	$25 per Depositary Share

Gross Underwriting Discount (Retail):	$0.7875 per Depositary Share

Gross Underwriting Discount (Institutional):	$0.25 per Depositary Share

Proceeds to Issuer Before Expenses:	$678,936,312.50

Maturity Date:	Perpetual

Pricing Date:	May 30, 2018

Settlement Date**:	June 4, 2018 (T+3)

Dividend Rate and Dividend Payment Dates:	When, as and if declared by the Issuer’s board of directors or a duly authorized committee thereof, the Issuer will pay dividends on a non-cumulative basis, quarterly in arrears on the 15th day of March, June, September and December of each year, commencing on September 15, 2018, at 5.625% per annum, accruing from, and including, the Settlement Date

Day Count Convention:	30/360

Payment Business Days:	New York

Optional Redemption:	Series E Preferred Shares are redeemable, in whole or in part, from time to time, on or after June 15, 2023, at a redemption price equal to $25,000 per Series E Preferred Share (equivalent to $25 per Depositary Share), plus an amount equal to any accrued and unpaid dividends that have accrued but not been declared and paid for the then-current dividend period to, but excluding, such redemption date

Redemption after the Occurrence of a Rating Agency Event or Regulatory Capital Event:	Series E Preferred Shares are redeemable, in whole but not in part, at any time prior to June 15, 2023, within 90 days after the occurrence of a “rating agency event” or “regulatory capital event” (as defined in the Preliminary Prospectus), at a redemption price equal to (i) in the case of a rating agency event, $25,500 per Series E Preferred Share (equivalent to $25.50 per Depositary Share), plus an amount equal to any accrued and unpaid dividends per share that have accrued but not been declared and paid for the then-current dividend period to, but excluding, such redemption date or (ii) in the case of a regulatory capital event, $25,000 per Series E Preferred Share (equivalent to $25 per Depositary Share), plus an amount equal to any accrued and unpaid dividends per share that have accrued but not been declared and paid for the then-current dividend period to, but excluding, such redemption date.

Listing:	Application will be made to list Depositary Shares on the New York Stock Exchange under the symbol “METPrE”

Depositary Shares CUSIP/ISIN:	59156R 876 / US59156R8768

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC Wells Fargo Securities, LLC

Co-Managers:	Citigroup Global Markets Inc. HSBC Securities (USA) Inc. Deutsche Bank Securities Inc. Mizuho Securities USA LLC SMBC Nikko Securities America, Inc.

First Tier Underwriters:	HRC Investment Services, Inc. Janney Montgomery Scott LLC Stifel, Nicolaus & Company, Inc. Wedbush Morgan Securities Inc.

Second Tier Underwriters:

Advisors Asset Management

BB&T Capital Markets

BNY Mellon Capital Markets, LLC

C. L. King & Associates, Inc.

D.A. Davidson & Co.

Davenport & Company LLC

Drexel Hamilton, LLC

Fidelity Brokerage Services LLC

Hilltop Securities Inc.

J.J.B. Hilliard, W.L. Lyons, Inc.

Maxim Group LLC

Mesirow Financial, Inc.

MFR Securities, Inc.

Mischler Financial Group, Inc.

Oppenheimer & Co. Inc.

Robert W. Baird & Co. Incorporated

The Williams Group, L.P.

William Blair & Company, L.L.C.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** It is expected that delivery of the Depositary Shares will be made against payment therefor on or about June 4, 2018, which is the third business day following the date hereof (such settlement cycle being referred to as ‘‘T+3’’). Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares prior to their date of delivery may be required, by virtue of the fact that the Depositary Shares initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Depositary Shares who wish to trade such Depositary Shares prior to their date of delivery should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC toll-free at (866) 718-1649, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322, UBS Securities LLC toll-free at (888) 827-7275 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.

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